14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex
Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

Béghin Say

02028376

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-03-26-01
E-mail : cchalon@fr.beghin-say.com

SUPPL

March 26th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press release,

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Catherine CHALON-SZYMANEK
General Secretary

Béghin Say

PRESS RELEASE

BÉGHIN-SAY REACHES AN AGREEMENT TO SELL ERIDANIA GROUP TO ITALIAN CONSORTIUM SADAM/CO.PRO.B/ FINBIETICOLA

Paris, March 26, 2002 – Following negotiations announced last March 15, Béghin-Say today reached an agreement to sell the Eridania group to a consortium of three Italian companies, Sadam, Co.Pro.B and Finbieticola.

Jérôme de Pelleport, Béghin-Say's Chairman and Chief Executive Officer, said that, "The sale of Eridania has generated a capital gain in line with the extensive efforts made in recent years to reorganize management, optimize the production base and develop an innovative product range. It will enable Béghin-Say to significantly improve its return on capital employed, which is structurally weaker in Italy than in the other countries where we operate. In addition, proceeds from the sale will be used to pay down debt, which will enhance our financial flexibility and, if required, provide the funds to pursue our growth."

The Italian market leader, **Eridania** (with its 65%-owned subsidiary, ISI) is a wholly-owned Béghin-Say subsidiary that consolidates the Group's sugar business in Italy, where it operates eight sugar plants and a distillery. The Eridania group holds 46% of the Italian A+B sugar quotas, with average annual production of 700,000 metric tons of sugar. It also produces ethyl alcohol from molasses at its distillery in Ferrare, whose output totalled around 330,000 hectoliters last year. The Eridania group had 1,360 employees and reported sales of €584.7 million in 2001.

SADAM is a privately-owned company that is Italy's third largest sugar producer, with 20% of Italian quotas. It produces 300,000 tons of sugar a year from five plants located in central and southern Italy.

CO.PRO.B. is a cooperative located in Emilia-Romagna. Its two plants produce more than 120,000 tons of sugar a year, representing 8% of Italian sugar quotas.

FINBIETICOLA is the financial company for a number of associations of Italian sugar beet growers. It already owns minority interests in certain Italian sugar operations.

BÉGHIN-SAY is the second largest sugar producer in the European Union. In addition to France and Italy, the Group is present in Hungary, where it is market leader, and in Brazil, where it entered the market in 2001. It operates 27 plants and employs more than 5,200 people, with €1,871.8 million in sales in 2001.

Press Contact: +33 (0)1 41 43 10 10